 1-A/A LIVE 0001405227 XXXXXXXX 024-10838 false false false LAS VEGAS RAILWAY EXPRESS, INC. NV 2009 0001405227 4100 56-2646797 12 0 9480 SOUTH EASTERN AVENUE, SUITE 208 LAS VEGAS NV 89123 702-768-8109 John E. Lux, Esq. Other 14138.00 0.00 370766.00 41501.00 400342.00 1452220.00 0.00 1452220.00 -1051877.00 400342.00 613523.00 491309.00 0.00 288753.00 0.78 0.78 Common Stock 1305258238 0 OTC Markets, Pink Open Market Preferred Equity 600000 91134Y103 none None 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N Y Y N N 100000000 1305258238 0.0050 3000000.00 0.00 0.00 0.00 3000000.00 0.00 0.00 none 25000.00 none 15000.00 John E. Lux, Esq.: 17000.00 GPL LLC 50000.00 none 2500.00 2700000.00 true false NY false United Rail, Inc. Common Stock 1255256897 0 0 The private offering exemption of Section 4(2) of the Securities Act of 1933